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                              UNITED STATES                                OMB APPROVAL
                    SECURITIES AND EXCHANGE COMMISSION             -----------------------------
                         Washington, D.C. 20549                    OMB Number:         3235-0145
                                                                   Expires:     October 31, 2002
                                                                   Estimated average burden
                                                                    hours per response .... 14.9
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                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                Fan Energy, Inc.
                             -----------------------
                              a Nevada corporation

                                  Common Stock
                           ---------------------------
                         (Title of Class of Securities)

                                   306907 10 6
                                 ---------------
                                 (CUSIP Number)

                                Donald J. Stewart
                                 P. O. Box 2043
                          Grand Cayman, Cayman Islands
                                 (345) 949-2568
               ---------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 18, 2001
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  which is the subject of this  Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 306907 10 6       SCHEDULE 13D                             Page 2 of 4

================================================================================
1    NAME OF REPORTING PERSON(S)
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)
     Donald J. Stewart
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [X] Yes
                                                                     (b) [ ]  No
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     PF 00 - Trust and advance/option
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                                         [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Canada
--------------------------------------------------------------------------------
       NUMBER OF          7       SOLE VOTING POWER
        SHARES                      650,000 or 738,000 including warrants
--------------------------------------------------------------------------------
     BENEFICIALLY         8       SHARED VOTING POWER
       OWNED BY                   1,660,000 or 3,460,000 including warrants
--------------------------------------------------------------------------------
         EACH             9       SOLE DISPOSITIVE POWER
       REPORTING                    650,000 or 738,000 including warrants
--------------------------------------------------------------------------------
        PERSON            10      SHARED DISPOSITIVE POWER
         WITH                     1,660,000 or 3,460,000 including warrants
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
      2,310,000 or 4,198,000 including warrants
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                           [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       6.6% or 12% including warrants
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
       IN
================================================================================

CUSIP No. 306907 10 6       SCHEDULE 13D                             Page 3 of 4

ITEM 1. SECURITY AND ISSUER

   Class:     Common Stock

   Issuer:    Fan Energy Inc., 5355 Capital Court, Suite 108
              Reno, Nevada 89502

ITEM 2. IDENTITY AND BACKGROUND OF REPORTING PERSONS

       This report is filed by the following reporting person:

   (a) Name:           Donald J. Stewart
   (b) Address:        P. O. Box 2043, 7 Memorial Avenue
                       Grand Cayman, Cayman Islands
   (c) Occupation:     Retired
                       Co-Trustee of First Holding Company and
                       Seven Mile Holdings
   (d) Convictions:    No
   (e) Civil actions:  No
   (f) Citizenship:    Canadian

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     $130,000-Donald  Stewart has an option to pay William E.  Grafham  $110,000 regarding 550,000 of his shares within 60 days of a public trading market in Fan shares, or re-assign these shares to Grafham.

ITEM 4: PURPOSE OF TRANSACTION

        Investment purposes only

ITEM 5: INTEREST IN SECURITIES OF ISSUER.

     (a) - 2,310,000 direct plus 1,888,000 underlying the warrants.
           6.6% direct, and 12% including the warrants

     (b) - Sole vote power -             650,000
                                         738,000 including the warrants
           Shared vote power -         1,660,000
                                       3,460,000 including warrants
           Sole dispositive power -      650,000
                                         738,000 including the warrants
           Shared dispositive power -  1,660,000
                                       3,460,000 including the warrants
     (c) -   Nil
     (d) -   The Co-Trustees of the First Holding Company Trust are David W.
             Grafham and Donald J. Stewart
     (e) -   N/A

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
        TO SECURITIES OF THE ISSUER.

        None

ITEM 7: MATERIALS TO BE FILED AS EXHIBITS.

        None

CUSIP No. 306907 10 6       SCHEDULE 13D                             Page 4 of 4

                                    SIGNATURE

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

May 18, 2001
                                          /s/ Donald J. Stewart
                                          --------------------------------------
                                          Donald J. Stewart